ZIONS BANCORPORATION

October 3, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 12, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 8, 2012
File No. 001-12307

Dear Ms. Hayes:

We have received your comment letter dated September 28, 2012 related to the filings referenced above.

As acknowledged today with Aslynn Hogue, we expect to provide our response to your comment letter no later than October 30, 2012.

/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Corporate Controller